Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SiGe Semiconductor, Inc:
We consent to the use of our report dated March 18, 2011, with respect to the consolidated balance sheets of SiGe Semiconductor, Inc. as of January 1, 2010 and December 31, 2010 and the related consolidated statement of operations, stockholders’ equity and redeemable convertible preferred stock and cash flows for the years ended January 2, 2009, January 1, 2010 and December 31, 2010 and the related Valuation and Qualifying Accounts schedule included herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Ottawa, Canada
March 18, 2011